UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Fisher Software, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Oregon

> *Date of organization*
> October 13, 2020

Physical address of issuer
11542 NW Kearney St. Portland, OR 97229

Website of issuer
www.foodi-menus.com

Current number of employees
1

Filer EDGAR CIK

0001939505

Filer EDGAR CCC
5co@jbag

Filer EDGAR Password
@fisher4.25!

Filer EDGAR PMAC
qwx$o3wb

Submission Contact Person Information

Name
Benjamin Fisher

Phone Number
(503) 313-4651

Email Address
ben@foodi-menus.com

Notification Email Address
ben@foodi-menus.com

Signatories

Name
Benjamin Fisher

Signature

Title
CEO

Email
ben@foodi-menus.com

Date
April 28, 2025